UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC FILE NUMBER 001-08931
CUSIP NUMBER 229669106

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2013
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Cubic Corporation
Full Name of Registrant

N/A
Former Name if Applicable

9333 Balboa Avenue
Address of Principal Executive Office (Street and Number)

San Diego, California 92123
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Cubic Corporation (the “Company”) has determined that it is unable to file its Quarterly Report on Form 10-Q for the quarter ended December 31, 2013 within the prescribed time period without unreasonable effort or expense.

In the course of its financial statement closing process  for the quarter ended December 31, 2013, management identified an error in the computation of revenues for one contract that dates back to 2011. The error identified resulted from an error in a revenue recognition model used to record revenue for this contract. In the course of its review, management also identified a second error related to the same contract that resulted from a failure to accurately update the contract value that is used in the calculation of revenue under the cost-to-cost percentage of completion method of accounting. The Company is in the process of evaluating the differences resulting from these errors but has not yet completed the evaluation. Consequently, the Company has not been able to complete its financial statements for the quarter ended December 31, 2013. The Company expects to complete its financial statements and file its Form 10-Q for the quarter ended December 31, 2013 as soon as is reasonably practicable after this filing. In addition, the Company intends to amend its annual and quarterly SEC filings, including restating its financial statements, for the periods affected by the errors, as appropriate, as soon as is reasonably practicable.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	John D. Thomas		(858) 277-6780
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Reference is made to the errors in revenue recognition described in Part III above.  Until the Company has completed its assessment of the impact of the errors detected on the current and prior periods, it will not be in a position to provide a reasonable estimate of the quantitative changes in the results of operations for the quarter ended December 31, 2013 to the quarter ended December 31, 2012.

Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to the safe harbor created by such Act. Forward-looking statements include, among others, statements about the Company’s plans to restate its financial statements and amend prior SEC filings, the timing of such restatement and amendments, the restatement’s effect on prior financial statements, the timing and outcome of the Company’s work in connection with completing its financing statements for the quarter ended December 31, 2013, the Company’s timing of filing its Quarterly Report on Form 10-Q and changes to the Company’s results of operations for the quarter ended December 31, 2013 as compared to the quarter ended December 31, 2012.  These statements are often, but not always, made through the use of words or phrases such as “may,” “will,” “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “predict,” “potential,” “opportunity” and similar words or phrases or the negatives of these words or phrases. These statements involve risks, estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed in these statements, including, among others: the timing and nature of the final resolution of the accounting issues discussed in this Form 12b-25; any delay in the filing of required periodic reports with the SEC; the timing and results of the review of the effectiveness of internal control over financial reporting (and related internal controls) and disclosure controls and procedures; whether the review is expanded to additional matters beyond internal controls and disclosure controls and procedures; changes in the ranges of estimates and adjustments in this Form 12b-25 due to the audit of the Company’s annual financial statements; the SAS 100 review of quarterly financial statements or as a result of the Company’s responses to potential comments from the SEC Staff or otherwise; whether a restatement of financial results will be required for other accounting issues for the same or other periods in addition to the restatement currently expected by management; additional uncertainties related to accounting issues generally; adverse effects on the Company’s business as a result of the restatement process or the review of the effectiveness of internal control over financial reporting and disclosure controls and procedures or the reactions to such event by customers or suppliers, or increased regulatory, media or financial reporting issues and practices, rumors or otherwise; any adverse developments in existing legal proceedings or the initiation of new legal proceedings; and volatility of the Company’s stock price. In addition, please refer to the risk factors contained in the Company’s SEC filings available at www.sec.gov, including the Company’s most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. Because the risks, estimates, assumptions and uncertainties referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements, you should not place undue reliance on any forward-looking statements. Any forward-looking statement speaks only as of the date hereof, and, except as required by law, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date hereof.

Cubic Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

CUBIC CORPORATION
Date:	February 10, 2014	By:	/s/ John D. Thomas
John D. Thomas
Executive Vice President and CFO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).